NorthStar Asset Management Group Inc.
399 Park Avenue, 18th Floor
New York, New York 10022

July 1, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Robert F. Telewicz, Jr., Accounting Branch Chief, Office of Real Estate & Commodities

Re:    NorthStar Asset Management Group Inc.
Form 10-K for the year ended December 31, 2015
Filed February 29, 2016
File No. 1-36301
Form 10-Q for the quarterly period ended March 31, 2016
Filed May 10, 2016
File No. 1-36301

Dear Mr. Telewicz, Jr.:
Set forth below are the responses of NorthStar Asset Management Group Inc. (together with its subsidiaries, the “Company”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated June 17, 2016 (the “Letter”), with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 (the “Form 10-K”) filed on February 29, 2016 and the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2016 filed on May 10, 2016.
For convenience of reference, the Staff’s comments contained in the Letter are reprinted below in italics, numbered to correspond with the number assigned in the Letter and are followed by the corresponding responses of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Company's periodic filings with the Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Form 10-K for Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Related Party Arrangements
RXR Realty, page 54
Comment No. 1
Please enhance your disclosure in future periodic filings to clarify the types of fees that you are entitled to receive in connection with the RXR Realty investment management business. Please disclose the amounts of fees for each period to the extent material. Additionally, apply this comment to your disclosure on page 81.
Response to Comment No. 1
The Company notes the Staff’s comment and advises the Staff that it will, in future Exchange Act filings commencing with the Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2016, clarify in its disclosure the types of fees that the Company is entitled to receive in connection with the RXR Realty investment management business and will also disclose the amount of fees for each reported period to the extent material.

Non-GAAP Financial Measures, pages 55 to 56
Comment No. 2
In future periodic filings where you decide that providing a Non-GAAP measure is appropriate and useful, please provide the measure for each period where the measure was used by management. In addition, please tell us how you determined it would be appropriate to include cash available for distribution for the three months ended December 31, 2015 in your filing when comparable GAAP financial information is not included.
Response to Comment No. 2
The Company notes the Staff’s comment and advises the Staff that it will, in future filings where the Company determines that providing a non-GAAP measure is appropriate and useful, provide the non-GAAP measure for each period where such measure is used by management. The Company also advises the Staff that, other than for the Annual Report on 10-K for the year ended December 31, 2015, the Company has historically included comparable GAAP financial information when disclosing cash available for distribution (“CAD”) in its periodic filings. The Company included CAD for the three months ended December 31, 2015 because management uses it to measure quarterly operating performance and believes it is useful to provide to investors and analysts in analyzing the Company’s operating performance. However, the Company further reviewed its disclosures in light of the Staff’s comment and will, in future Annual Reports on Form 10-K, provide the comparable GAAP financial information for the quarter ending December 31st when a non-GAAP measure is used by management for such period, consistent with its Quarterly Reports on Form 10-Q.

Financial Statements
Consolidated Statements of Operations, page 62
Comment No. 3
Please tell us how your presentation of a single line item for equity-based compensation expense complies with SAB Topic 14F.
Response to Comment No. 3
The Company notes the Staff’s comment and advises the Staff that it presented equity-based compensation expense as a separate, single line item due to the materiality of such amount to total compensation and its usefulness to investors and analysts. However, the Company further reviewed its disclosures in light of the Staff’s comment and SAB Topic 14F and will, in future Exchange Act filings commencing with the Quarterly Report on Form 10-Q for the quarterly period ending June 30, 2016, modify its presentation to include equity-based compensation expense in the same line as other compensation expense and will separately disclose in the footnotes the amount related to equity-based compensation expense.

8. Equity-Based Compensation
Other Issuance, page 85
Comment No. 4
Please tell us how you value and account for the 658,330 shares of common stock granted during February 2016 in connection with the Townsend acquisition. In your response, clarify whether or not such shares were part of the $383 million acquisition costs for the 84% interest in Townsend.
Response to Comment No. 4
The Company notes the Staff’s comment and advises the Staff that the Company valued the 658,330 shares of common stock granted in February 2016 to Townsend employees using the fair value method, which was determined based on the Company’s stock price on the date of grant. The Company also clarifies to the Staff that such shares were not part of the $383 million acquisition cost for the 84% interest in Townsend and were intended to be separate from the business combination in accordance with the separate transactions guidance in ASC 805. The shares were issued subsequent to the transaction date as grants to employees of Townsend for future services to be rendered, subject to continued employment.

Form 10-Q for the quarterly period ended March 31, 2016
Intangible Assets, page 14
Comment No. 5
We note that you have established the estimated useful lives on customer relationships to be between 25 to 30 years. Please tell us the key factors that you have considered in making this determination. In your response, cite the specific accounting guidance upon which you have relied. Additionally, tell us how you considered the information that Townsend LLC had estimated lives related to its customer relationships (included within their 2015 audited financial statements) that applied 12, 20 and 6 years for its advisory, discretionary and fund of fund/captive fund relationships, respectively.

Response to Comment No. 5
The Company notes the Staff’s comment and advises the Staff that it determined the useful life of its customer relationships in accordance with ASC 350-30-35-2 Intangibles - Goodwill and Other – General Intangibles Other Than Goodwill, which states that “the useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity.” Key factors the Company considered in determining the useful life of the customer relationships included customer growth and retention and industry conditions such as increased allocation of pension fund and insurance company assets to real estate. The Company advises the Staff that the factors which contributed to a different useful life to what Townsend used in its historical financial statements, based on a purchase price allocation performed in 2011, included the increase in customer relationships and the nature of such customers and a longer track record since such time.

Recent Accounting Pronouncements, page 18
Comment No. 6
Please tell us how you have evaluated your decision not to consolidate your sponsored companies in accordance with ASU 2015-02. In your response, explain to us how the sponsor support arrangements you have with certain sponsored companies impacted your analysis.
Response to Comment No. 6
The Company notes the Staff’s comment and advises the Staff that it evaluated its sponsored companies in accordance with ASU 2015-02 and concluded that it should not consolidate such sponsored companies. The Company determined that the fees paid to it by such sponsored companies are not a variable interest as such fees are commensurate with the level of effort required for the services, the Company does not hold other interests that individually or in the aggregate would absorb more than an insignificant amount of expected losses or residual returns and the arrangements only include terms, conditions or amounts customarily present in arrangements for similar services negotiated at arm’s length. Since the Company does not have a variable interest and only a de minimis investment in certain sponsored companies with no associated voting rights, the evaluation of consolidation under the VIE and voting interest models are not applicable to the Company.
In addition, the Company advises the Staff that the sponsor support arrangements are generally between NorthStar Realty Finance Corp. (“NorthStar Realty”) and each of the sponsored companies, not between the Company and the sponsored companies. Accordingly, the sponsor support arrangements by NorthStar Realty do not impact the Company’s decision to not consolidate the sponsored companies.

Comment No. 7
You disclose cash available for distribution per share in your earnings release. This appears to be a liquidity measure, which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.05 and 102.05). Please review this guidance when preparing your next earnings release.

Response to Comment No. 7
The Company notes the Staff’s comment and advises the Staff that it will review the updated Compliance and Disclosure Interpretations on the use of non-GAAP measures issued on May 17, 2016 (specifically Questions 102.05, 102.06 and 102.10) in preparing its next earnings release.

* * *
As requested in the Letter, the Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
If you should have any questions concerning this response, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer, at (212) 547-2675.

Sincerely,

/s/ Debra A. Hess
Debra A. Hess
Chief Financial Officer

cc:	Howard Efron, Securities and Exchange Commission
Albert Tylis, NorthStar Asset Management Group Inc.
Ronald Lieberman, NorthStar Asset Management Group Inc.
Matt Brandwein, NorthStar Asset Management Group Inc.
Greg Ross, Grant Thornton LLP